FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Northern Peru Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

April 26, 2007

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on April 26, 2007 at Vancouver, British Columbia and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced it has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including Salman Partners Inc. and Canaccord Adams under which the underwriters have agreed to buy 2,000,000 common shares from NOC at an issue price of $8.40 per common share, representing an aggregate offering of $16,800,000.  A 6% commission will be payable in respect of the private placement.  The shares issued will have a four month hold period and the transaction is subject to regulatory approval.  Closing is expected on or about May 15, 2007.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced it has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including Salman Partners Inc. and Canaccord Adams under which the underwriters have agreed to buy 2,000,000 common shares from NOC at an issue price of $8.40 per common share, representing an aggregate offering of $16,800,000.  A 6% commission will be payable in respect of the private placement.  The shares issued will have a four month hold period and the transaction is subject to regulatory approval.  Closing is expected on or about May 15, 2007.

The proceeds from the financing will be used to repay a short term debt facility, to fund recent agreements to acquire additional mineral rights, and for working capital purposes including costs associated with the bankable feasibility study in progress on the Company’s Galeno copper/gold/silver/molybdenum project.  The Company’s strategic review process initiated in February with its financial advisor, Genuity Capital Markets, remains ongoing.

The Offering is being made in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 26th day of April, 2007.

“Signed”

Robert Pirooz

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041